Earnings Release
ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2022 RESULTS

Backlog of orders at $15.1 billion; Revenues of $5.5 billion; Non-GAAP net income of $269 million; GAAP net income of $275 million;
Non-GAAP net EPS of $6.03; GAAP net EPS of $6.18

Haifa, Israel, March 28, 2023 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2022.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 6 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

“A healthy business environment and growing demand for Elbit Systems' portfolio of leading technological capabilities resulted in a record order backlog of $15.1 billion. We increased our business development efforts to realize the significant opportunities created by growing defense budgets around the world.
Our 2022 financial results also reflect global supply chain disruptions and labor cost inflation. We accelerated investment in a range of operational initiatives to improve performance.
Increasing customer interest and the growing scale of new contracts reflect Elbit Systems' successful transformation in recent years from a systems supplier to a comprehensive solution provider and supports future growth prospects.“

Fourth quarter 2022 results:

Revenues in the fourth quarter of 2022 were $1,506.4 million, as compared to $1,494.3 million in the fourth quarter of 2021.

Non-GAAP(*) gross profit amounted to $387.8 million (25.7% of revenues) in the fourth quarter of 2022, as compared to $381.1 million (25.5% of revenues) in the fourth quarter of 2021. GAAP gross profit in the fourth quarter of 2022 was $380.6 million (25.3% of revenues), as compared to $374.3 million (25.1% of revenues) in the fourth quarter of 2021.

* see page 6

Earnings Release

Research and development expenses, net were $125.4 million (8.3% of revenues) in the fourth quarter of 2022, as compared to $114.0 million (7.6% of revenues) in the fourth quarter of 2021.

Marketing and selling expenses, net were $87.7 million (5.8% of revenues) in the fourth quarter of 2022, as compared to $80.8 million (5.4% of revenues) in the fourth quarter of 2021.

General and administrative expenses, net were $75.8 million (5.0% of revenues) in the fourth quarter of 2022, as compared to $72.4 million (4.8% of revenues) in the fourth quarter of 2021.

Other operating income in the fourth quarter of 2022, which amounted to $28.6 million was a result of a grant received by a subsidiary in Israel, which is associated with the Company meeting a significant milestone in a facility relocation plan.

Non-GAAP(*) operating income was $103.1 million (6.8% of revenues) in the fourth quarter of 2022, as compared to $120.1 million (8.0% of revenues) in the fourth quarter of 2021. GAAP operating income in the fourth quarter of 2022 was $120.3 million (8.0% of revenues), as compared to $107.3 million (7.2% of revenues) in the fourth quarter of 2021.

Financial expenses, net were $26.8 million in the fourth quarter of 2022, as compared to $19.6 million in the fourth quarter of 2021. The increase in 2022 was mainly a result of higher interest rates.

Other expenses, net were $14.5 million in the fourth quarter of 2022, as compared to other income, net of $9.7 million in the fourth quarter of 2021. Other expenses in the fourth quarter of 2022 were mainly a result of revaluation of investments in affiliated companies held under the fair value method.

Taxes on income in the fourth quarter of 2022 were tax benefits of $4.5 million, as compared to tax expenses of $92.2 million in the fourth quarter of 2021. Tax expenses in the fourth quarter of 2021 included a one-time expense of approximately $80.0 million related to the amendment of legislation regarding exempt earnings from "Approved Enterprises" and "Privileged Enterprises" in Israel ("Exempt Earnings").

Equity in net earnings of affiliated companies and partnerships was $1.8 million in the fourth quarter of 2022, as compared to $3.1 million the fourth quarter of 2021.

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2022 was $75.0 million (5.0% of revenues), as compared to $94.9 million (6.4% of revenues) in the fourth quarter of 2021. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2022 was $85.3 million (5.7% of revenues), as compared to $8.2 million (0.5% of revenues) in the fourth quarter of 2021. The lower level of net income in the fourth quarter of 2021 was mainly a result of the tax expense mentioned under "Taxes on income" above.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.68 for the fourth quarter of 2022, as compared to $2.14 for the fourth quarter of 2021. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2022 were $1.91, as compared to $0.18 in the fourth quarter of 2021.

* see page 6

Earnings Release

Full year 2022 results:

Revenues for the year ended December 31, 2022 were $5,511.5 million, as compared to $5,278.5 million in the year ended December 31, 2021.

For distribution of revenues by areas of operation and by geographic regions see the tables on page 14.

The majority of the revenues in 2022 were in the Airborne systems and C4ISR systems areas of operation. The growth in revenues in the C4ISR systems area was mainly due to increased sales of UAS systems to customers in Europe and higher sales of Sparton's products in the U.S.

On a geographic basis, the decrease in North America was mainly a result of lower sales of medical instrumentation. The increase in Europe was mainly a result of higher sales related to the flight school project in Greece and sales of UAS, as well as armored vehicles and artillery.

Cost of revenues for the year ended December 31, 2022 was $4,138.3 million (75.1% of revenues), as compared to $3,920.5 million (74.3% of revenues) in the year ended December 31, 2021.

Non-GAAP(*) gross profit for the year ended December 31, 2022 was $1,405.0 million (25.5% of revenues), as compared to $1,384.7 million (26.2% of revenues) in the year ended December 31, 2021. GAAP gross profit in 2022 was $1,373.3 million (24.9% of revenues), as compared to $1,358.0 million (25.7% of revenues) in 2021. The GAAP and Non-GAAP gross profit in 2022 includes expenses of approximately $35 million related to the effect of the significant increase in the Company's share price on employees' stock price linked compensation plans.

Research and development expenses, net for the year ended December 31, 2022 were $435.7 million (7.9% of revenues), as compared to $395.1 million (7.5% of revenues) in the year ended December 31, 2021.

Marketing and selling expenses, net for the year ended December 31, 2022 were $326.0 million (5.9% of revenues), as compared to $291.8 million (5.5% of revenues) in the year ended December 31, 2021.

General and administrative expenses, net for the year ended December 31, 2022 were $313.0 million (5.7% of revenues), as compared to $267.4 million (5.1% of revenues) in the year ended December 31, 2021. General and administrative expenses in 2022 include expenses of approximately $16 million related to the Company's stock price linked compensation plans.

Other operating income, net for the year ended December 31, 2022 amounted to $68.9 million, as compared to $14.7 million for the year ended December 31, 2021. Other operating income in 2022 resulted mainly from capital gains related to the sale of buildings and investments by subsidiaries in Israel and in the United Kingdom and a grant received by a subsidiary in Israel. Other operating income in 2021 was a result of capital gain related to the sale of a building by a subsidiary in Israel.

Non-GAAP(*) operating income for the year ended December 31, 2022 was $356.6 million (6.5% of revenues), as compared to $450.8 million (8.5% of revenues) in the year ended December 31, 2021. GAAP operating income in 2022 was $367.5 million (6.7% of revenues), as compared to $418.5 million (7.9% of revenues) in 2021. GAAP and Non-GAAP operating income in 2022 was reduced by expenses of approximately $62 million related to the Company's stock price linked compensation plans.

* see page 6

Earnings Release

Financial expenses, net for the year ended December 31, 2022 were $51.4 million, as compared to $40.4 million in the year ended December 31, 2021. Financial expenses, net in 2022 included gains from changes in fair value of financial assets of approximately $6.1 million as compared to a gain of $18.8 million in 2021. Financial expenses, net in 2022 were also higher as compared to 2021 as a result of the increase in interest rates in 2022.

Other expenses, net in 2022 were $23.6 million, as compared to other income, net of $5.3 million in 2021. The expenses in 2022, resulted mainly from revaluation of holdings in affiliated companies, and expenses related to non-service costs of pension plans.

Taxes on income for the year ended December 31, 2022 were $24.1 million (effective tax rate of 8.2%), as compared to $131.4 million (effective tax rate of 34.3%) in the year ended December 31, 2021. Taxes on income in 2021 included an expense of approximately $80.0 million related to the "release" of Exempt Earnings. Taxes on income in 2022 were reduced by a tax benefit related to adjustments for prior years following a tax settlement in some of the Company's subsidiaries in Israel with the Israeli tax authorities.

Equity in net earnings of affiliated companies and partnerships for the year ended December 31, 2022 was $7.0 million, as compared to $22.6 million in the year ended December 31, 2021. Equity in net earnings in 2021 included a gain of approximately $10.9 million related to the sale of an affiliated company.

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2022 was $268.9 million (4.9% of revenues), as compared to $367.6 million (7.0% of revenues) in the year ended December 31, 2021. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2022 was $275.4 million (5.0% of revenues), as compared to $274.4 million (5.2% of revenues) in the year ended December 31, 2021. Net income in 2022 was reduced by net expenses of approximately $56 million related to the Company's stock price linked compensation plans.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2022 were $6.03, as compared to $8.30 for the year ended December 31, 2021. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2022 were $6.18, as compared to $6.20 in the year ended December 31, 2021. Diluted net earnings per share in 2022, were reduced by $1.26 as a result of the expenses related to the Company's stock price linked compensation plans.

Backlog of orders for the year ended December 31, 2022 totaled $15.1 billion, as compared to $13.7 billion as of December 31, 2021. Approximately 75% of the current backlog is attributable to orders from outside Israel. Approximately 60% of the current backlog is scheduled to be performed during 2023 and 2024.

Net cash provided by operating activities in the year ended December 31, 2022 was $240.1 million, as compared to $416.9 million in the year ended December 31, 2021. Operating cashflow in 2022 includes higher collection of customers debts offset by higher payments to suppliers.

* see page 6

Earnings Release

Impact of the Covid-19 Pandemic on the Company:

In recent years, the Coronavirus disease 2019 (COVID-19) has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Such disruptions also led to global shortages of electronics and other components, increased costs and extended lead times. Elbit Systems continues to monitor the macro-economic implications of the COVID-19 pandemic.

In parallel to the measures we have taken to maintain business continuity and deliveries to our customers, we also continue to work on efficiency initiatives with a number of our suppliers.

During 2021 and 2022 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

We believe that as of December 31, 2022, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including implementation of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the year ended December 31, 2022, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share,is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, Covid-19 related expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Three months ended December 31, 2022	Three months ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2021
GAAP gross profit	$380.6	$374.3	$1,373.3	$1,358.0
Adjustments:
Amortization of purchased intangible assets(*)	7.2	6.8	31.7	26.7
Non-GAAP gross profit	$387.8	$381.1	$1,405.0	$1,384.7
Percent of revenues	25.7%	25.5%	25.5%	26.2%

GAAP operating income	$120.3	$107.3	$367.5	$418.5
Adjustments:
Amortization of purchased intangible assets(*)	11.4	12.8	49.2	47.0
Capital gain	—	—	(31.5)	(14.7)
Non-recurring grant	(28.6)	—	(28.6)	—
Non-GAAP operating income	$103.1	$120.1	$356.6	$450.8
Percent of revenues	6.8%	8.0%	6.5%	8.5%

GAAP net income attributable to Elbit Systems’ shareholders	$85.3	$8.2	$275.4	$274.4
Adjustments:
Amortization of purchased intangible assets(*)	11.4	12.8	49.2	47.0
Capital gain	—	—	(20.5)	(24.9)
Revaluation of investments measured under fair value method	14.8	(12.5)	10.2	(17.3)
Non-operating foreign exchange (gains) losses	(3.0)	7.2	(10.5)	10.6
Non-recurring grant	(28.6)	—	(28.6)	—
Tax effect and other tax items, net	(4.9)	79.2	(6.3)	77.8
Non-GAAP net income attributable to Elbit Systems' shareholders	$75.0	$94.9	$268.9	$367.6
Percent of revenues	5.0%	6.4%	4.9%	7.0%

GAAP diluted net EPS	$1.91	$0.18	$6.18	$6.20
Adjustments, net	(0.23)	1.96	(0.15)	2.10
Non-GAAP diluted net EPS	$1.68	$2.14	$6.03	$8.30

(*)    While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Earnings Release
Recent Events:

On December 21, 2022, the Company announced that it was awarded a framework contract with a maximum value of approximately $410 million (approximately 1.89 billion Lei) to supply up to seven "Watchkeeper X" tactical unmanned aircraft systems (UAS) for the Romanian Ministry of National Defense, with a validity of five years. No specific purchase order under the contract was awarded at the time the framework contract was announced.

On December 22, 2022, the Company announced that it was awarded a contract valued at approximately $36 million to supply four F-16 Full Mission Simulators (FMS) to the Polish Air Force (PLAF). The contract will be performed over a 28-month period.

On January 3, 2023, the Company announced that it was awarded a contract valued at approximately $107 million to provide, operate and maintain the new Main Battle Tank (MBT) simulation and training centers of the Israeli Defense Forces' (IDF) Armored Corps. The new training centers will train commanders and soldiers of the Armored Corps and will maintain readiness of both regular and reserve units. The centers will be delivered over a three-year period and the contract includes operation and maintenance services for an additional period of fifteen years.

On January 10, 2023, the Company announced that it was awarded a contract in an amount of approximately $180 million from the Israeli Ministry of Defense (IMOD) to provide, operate and maintain the new Mission Training Center (MTC) for the Israeli Air Force's (IAF) F-16 fleet. The contract will be delivered over a three-year period with an additional fifteen year period that will include operation and maintenance services.

On January 11, 2023, the Company announced that it was awarded a contract in an amount of approximately $70 million to supply rockets to the armed forces of a European country. The contract will be performed over a period of 3 years.

On January 17, 2023, the Company announced that it signed a contract in an amount of approximately $95 million with the Israeli Ministry of Defense (IMOD) to supply and maintain advanced Electro-optical systems for the Israeli Defense Forces (IDF) infantry forces. The contract will be performed over a period of 10 years.

On January 24, 2023, the Company announced that its subsidiary Elbit Systems Sweden AB ("Elbit Systems Sweden"), was awarded a contract valued at approximately $48 million by the Swedish Defence Materiel Administration (FMV), to supply Technical High Mobility Shelters (THMS) to the Swedish Army. The contract will be performed over a period of 3 years and includes options for further extensions.

On March 2, 2023, the Company announced that it was awarded two contracts with an aggregate value of $252 million to supply artillery rocket systems to a European NATO member country. Under the first contract in an amount of $119 million, Elbit Systems will supply a battalion's worth of ATMOS (Autonomous Truck Mounted Howitzer) 155mm/52 caliber truck-mounted howitzers systems. The contract will be performed over a period of two years. Under the second contract in an amount of $133 million, Elbit Systems will provide two batteries worth of PULSTM artillery rocket-launcher systems including a package of rockets and missiles. The contract will be performed over a period of three years.

On March 2, 2023, the Company announced that its Romanian subsidiary, Elmet International SRL., was awarded a follow-on contract valued at $120 million from General Dynamics European Land Systems (GDELS) to supply unmanned turrets, Remote Controlled Weapon Stations (RCWS) and mortar systems for the ‘Piranha V’ Armored Personnel Carrier (APC) of the Romanian Armed Forces. The work will performed in Romania over a three-year period.

Dividend:

The Board of Directors declared a dividend of $0.5 per share. The dividend’s record date is April 18, 2023. The dividend will be paid on May 1, 2023, after deduction of taxes at the source, at the rate of 16.8%.

Earnings Release
Conference Call:

The Company will be hosting a conference call today, Tuesday, March 28, 2023, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918- 0644
International Dial-in Number: 972-3- 918- 0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Investor conference

Starting at 10:00am Israel time (4:00am Eastern Time) Tuesday, March 28, 2023, Elbit Systems will host an investor conference in Israel. The event will be streamed live in Hebrew with a simultaneous English translation. A recording of the event will be available shortly after the event concludes. The live webcast and recording will be available in the Investor Relations section of Elbit Systems’ website at http://www.elbitsystems.com.

Investors and analysts that wish to ask questions related to topics discussed at the investor conference are welcome to present their questions during the Q&A part of the financial results conference call.
Annual Report

The Company's Annual Report on Form 20-F (including its financial statements for the fiscal year ended December 31, 2022) will be filed in April, 2023.

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn channels.

Attachments:
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Earnings Release

Company Contact:

Joseph Gaspar, Senior Executive VP - Business Management
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

IR Contact: Ehud Helft EK Global Investor Relations Tel: 1-212-378-8040 elbitsystems@egkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of December 31, 2022 Unaudited	As of December 31, 2021 Audited
Assets
Cash and cash equivalents	$211,108	$258,993
Short-term bank deposits	1,040	1,185
Trade and unbilled receivables and contract assets, net	2,574,605	2,770,124
Other receivables and prepaid expenses	298,698	279,228
Inventories, net	1,946,326	1,670,474
Total current assets	5,031,777	4,980,004

Investments in affiliated companies, partnerships and other companies	159,604	182,553
Long-term trade and unbilled receivables and contract assets	374,054	316,074
Long-term bank deposits and other receivables	112,525	133,505
Deferred income taxes, net	20,025	65,274
Severance pay fund	227,786	301,192
Total	893,994	998,598

Operating lease right of use assets	405,446	416,383
Property, plant and equipment, net	949,207	902,684
Goodwill and other intangible assets, net	1,935,227	2,019,675
Total assets	$9,215,651	$9,317,344

Liabilities and Equity
Short-term bank credit and loans	$115,076	$27,676
Current maturities of long-term loans and Series B, C and D Notes	76,555	78,682
Operating lease liabilities	69,322	76,778
Trade payables	1,067,818	1,023,679
Other payables and accrued expenses	1,171,357	1,314,321
Contract liabilities	1,777,161	1,502,955
Total	4,277,289	4,024,091

Long-term loans, net of current maturities	264,541	356,624
Series B, C and D Notes, net of current maturities	415,537	528,324
Employee benefit liabilities	618,088	884,353
Deferred income taxes and tax liabilities, net	72,965	141,451
Contract liabilities	217,075	293,984
Operating lease liabilities	344,585	386,644
Other long-term liabilities	247,896	155,610
Total	2,180,687	2,746,990

Elbit Systems Ltd.'s equity	2,755,221	2,531,635
Non-controlling interests	2,454	14,628
Total equity	2,757,675	2,546,263
Total liabilities and equity	$9,215,651	$9,317,344

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year ended December 31, 2022 Unaudited	Year ended December 31, 2021 Audited	Three months ended December 31, 2022 Unaudited	Three months ended December 31, 2021 Unaudited
Revenues	$5,511,549	$5,278,521	$1,506,430	$1,494,273
Cost of revenues	4,138,266	3,920,473	1,125,800	1,119,924
Gross profit	1,373,283	1,358,048	380,630	374,349
Operating expenses:
Research and development, net	435,650	395,087	125,425	113,950
Marketing and selling, net	326,020	291,751	87,745	80,754
General and administrative, net	313,047	267,362	75,773	72,373
Other operating income, net	(68,918)	(14,660)	(28,644)	—
Total operating expenses	1,005,799	939,540	260,299	267,077
Operating income	367,484	418,508	120,331	107,272

Financial expenses, net	(51,364)	(40,393)	(26,759)	(19,614)
Other income (expense), net	(23,562)	5,336	(14,466)	9,677
Income before income taxes	292,558	383,451	79,106	97,335
Taxes on income	(24,131)	(131,387)	4,547	(92,175)
Income after taxes on income	268,427	252,064	83,653	5,160

Equity in net earnings of affiliated companies and partnerships	7,042	22,599	1,818	3,123

Net income	$275,469	$274,663	$85,471	$8,283

Less: net income attributable to non-controlling interests	(21)	(313)	(175)	(96)
Net income attributable to Elbit Systems Ltd.'s shareholders	$275,448	$274,350	$85,296	$8,187

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$6.21	$6.21	$1.92	$0.19
Diluted net earnings per share	$6.18	$6.20	$1.91	$0.18

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,322	44,204	44,343	44,213
Diluted earnings per share (in thousands)	44,581	44,278	44,583	44,350

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year ended December 31, 2022 Unaudited	Year ended December 31, 2021 Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$275,469	$274,663
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161,290	153,091
Stock-based compensation	10,463	5,312
Amortization of Series B, C and D related issuance costs, net	773	399
Deferred income taxes and reserve, net	(2,219)	39,095
Gain on sale of property, plant and equipment	(18,995)	(14,457)
Gain on sale of investment and remeasurement of investment held under fair value method	(7,360)	(15,153)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	11,368	7,724
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and prepaid expenses	97,151	(430,296)
Increase in inventories, net	(305,058)	(336,221)
Increase (decrease) in trade payables and other payables and accrued expenses	(123,289)	105,201
Severance, pension and termination indemnities, net	(51,689)	9,834
Increase in contract liabilities	192,164	617,740
Net cash provided by operating activities	240,068	416,932
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(205,110)	(188,624)
Acquisition of subsidiaries and business operations, net of cash consumed	(12,430)	(385,011)
Deferred payment on acquisition	(50,749)	(60,560)
Investments in affiliated companies and other companies, net	(4,466)	(1,828)
Proceeds from sale of a subsidiary	81,487	—
Proceeds from sale of property, plant and equipment	24,882	25,745
Proceeds from sale of investments	11,651	16,177
Proceeds from sale of long-term deposits, net	186	481
Investment in short-term deposits, net	2,567	5,899
Net cash used in investing activities	(151,982)	(587,721)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	24	20
Repayment of long-term loans	(122,353)	(536,062)
Proceeds from long-term bank loans	39,547	476,273
Issuance of series B, C, D Notes, net of issuance costs	—	575,249
Repayment of Series B, C and D Notes	(65,379)	—
Dividends paid	(86,813)	(79,175)
Change in short-term bank credit and loans, net	99,003	(285,317)
Net cash provided by (used in) financing activities	(135,971)	150,988
NET DECREASE IN CASH AND CASH EQUIVALENTS	(47,885)	(19,801)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$258,993	$278,794
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$211,108	$258,993

(*) Dividend received from affiliated companies and partnerships	$18,409	$30,323

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated Revenues by Areas of Operation:

	Year ended December 31, 2022	%	Year ended December 31, 2021	%	Three months ended December 31, 2022	%	Three months ended December 31, 2021	%
Airborne systems	$2,012.5	36.5	$2,005.8	37.9	$571.8	38.0	$568.2	38.1
Land systems	1,216.6	22.1	1,254.7	23.8	303.9	20.2	353.1	23.6
C4ISR systems	1,610.9	29.2	1,371.5	26.0	431.3	28.6	400.9	26.8
Electro-optics systems	523.7	9.5	452.9	8.6	160.3	10.6	118.0	7.9
Other (mainly non-defense engineering and production services)	147.8	2.7	193.6	3.7	39.1	2.6	54.1	3.6
Total	$5,511.5	100.0	$5,278.5	100.0	$1,506.4	100.0	$1,494.3	100.0

Consolidated Revenues by Geographical Regions:

	Year ended December 31, 2022	%	Year ended December 31, 2021	%	Three months ended December 31, 2022	%	Three months ended December 31, 2021	%
Israel	$1,071.9	19.4	$1,094.7	20.7	$271.5	18.0	$297.4	19.9
North America	1,489.7	27.0	1,608.6	30.5	399.5	26.5	401.2	26.9
Europe	1,243.6	22.6	884.5	16.8	384.5	25.5	254.0	17.0
Asia-Pacific	1,405.5	25.5	1,443.5	27.3	367.4	24.4	453.2	30.3
Latin America	119.9	2.2	126.7	2.4	43.1	2.9	34.3	2.3
Other countries	180.9	3.3	120.5	2.3	40.4	2.7	54.2	3.6
Total	$5,511.5	100.0	$5,278.5	100.0	$1,506.4	100.0	$1,494.3	100.0